SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 15, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated June 14, 2004, announcing that the Registrant commences additional offer period for Self Tender Offer, after all conditions to the tender offer have been satisfied.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

June 15, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex Commences Additional Offer Period for Self Tender Offer
•     All conditions to the tender offer have been satisfied

Tel Aviv, Israel – June 14, 2004. Scitex Corporation Ltd. (Nasdaq & TASE: SCIX) announced today that all of the conditions have been satisfied for its previously-announced self tender offer to purchase a minimum of 3,226,381 and up to 5,643,739 of its ordinary shares for $5.67 per share net to the seller in cash, less any required withholding taxes and without interest. According to a preliminary count by the depositaries for the offer, as of 5:00 p.m., New York time, on June 14, 2004, there were approximately (1) 4,840,463 shares validly tendered and not properly withdrawn and (2) 2,756,759 shares represented by notices of objection to the offer.

Accordingly, as required by Israeli law and as contemplated in its offer to purchase:

•	Scitex is providing an additional period of four calendar days, until 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Friday, June 18, 2004, during which shareholders who, with respect to each share owned by them, did not respond to the offer, have notified Scitex of their objection to the offer, or have tendered such share but withdrawn their tender prior to June 14, 2004, may tender such shares. Shareholders will have no withdrawal rights during this additional four-calendar day period; and

•	Scitex will purchase, subject to proration (if any), the shares validly tendered in the offer and not properly withdrawn prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on June 18, 2004, the final expiration date of the offer.

The closing price of Scitex’s shares on the Nasdaq National Market today was $5.60.

Important Notice and Information

IMPORTANT DISCLOSURE RELATING TO TAX CONSIDERATIONS APPLICABLE TO SCITEX’S SELF TENDER OFFER AND PLANNED CASH DISTRIBUTION TO SHAREHOLDERS, INCLUDING A DESCRIPTION OF AN APPROVAL OBTAINED FROM THE ISRAELI TAX AUTHORITY THAT IMPACTS THE WITHHOLDING TAX RATES APPLICABLE THERETO, IS INCLUDED IN THE OFFER TO PURCHASE. SHAREHOLDERS ARE URGED TO REVIEW THIS DISCLOSURE CAREFULLY AND TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF TENDERING SHARES IN THE TENDER OFFER AND/OR RECEIVING THE PLANNED CASH DISTRIBUTION.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders should read the tender offer materials including any related amendments thereto, which were filed by Scitex with the SEC and the ISA. Shareholders should read the tender offer materials because they contain important information about the offer. The tender offer materials and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Scitex Corporation Ltd.
Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX.” For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements
Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may,” “can be,” “will,” “expects,” “anticipates,” “intends,” “believes,” “projects,” “potential,” “are optimistic,” “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the timing of the contemplated cash distribution and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail: yahel.shachar@scitex.co.il

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